SOLVAY

SOLVAY

SECRETARIAT GENERAL - CORPORATE COMMUNICATIONS

SG-CC : MJT

02049111

The Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)

450 Fifth Street, N.W.

USA - WASHINGTON, D.C. 20549
(United States)

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 0 5 2002
WASH. D.C. 151

Brussels, July 31», 2002

PROCESSED
AUG 0 8 2002
THOMSON FINANCIAL

Attention : Special Counsel/Office of International Corporate Finance

SUPPL

Dear Sirs,

Reference : 82-2691

This letter is furnished to the Securities and Exchange Commission ("SEC") to update the filing made in order to establish the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder for the common stock (no par value) of Solvay S.A. (formerly Solvay & Cie S.A.) ("the Company").

Attached is copy of the latest press release issued by the Company.

This information is being furnished under paragraph (b) (l) (I) of Rule 12g3-2 under the Exchange Act, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documentation shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Enclosure

Marie-Jeanne Marchal,
External & Financial Communications Officer

Marie-Jeanne.Marchal@Solvay.com
Tel : 32/2/509.68.27

82-2691

Press contact Tel. : 32/2/509 72 30
e-mail : martial.tardy@solvay.com
Investor Relations Tel. : 32/2/509 60 16
e-mail : investor.relations@solvay.com
Internet : http://www.solvay.com

SOLVAY

PRESS RELEASE

Embargo : Brussels, July 31, 2002 at 8:00 a.m.

SOLVAY GROUP:
RESULTS OF FIRST HALF OF 2002 UP 15%

- ✓ **Strong growth in Pharmaceuticals and Plastics Sectors.**
- ✓ **Ausimont's half-year results included for first time since its acquisition.**

Net current earning for the first half of 2002, EUR 240 million, was up 15% compared to the results of the first half of 2001, despite a difficult world economic environment.

The Group's first half 2002 **EBIT** improved by 22% from that of the first half of 2001 although **sales** fell 9%. These trends resulted, among other, from changes in the make-up of the consolidated group flowing from the major strategic decisions carried out by the Group in 2001 (the Ausimont acquisition, the agreements with BP, etc.), which led to a strong improvement in the quality of the Group's portfolio of businesses. This translated into an improvement in the Group's EBIT as a percentage of sales, going from 7% in the first half of 2001 to 9.4% in the first half of 2002.
At a sector level, the Pharmaceuticals and Plastics Sectors registered strong EBIT growth from the first half of 2001, up 63% and 118% respectively. The Processing Sector improved 23%. Results of the Chemicals Sector declined 24% compared to the very high level attained in the first half of 2001.

The outlook for the Group's results for the full year 2002 remains consistent with the trends announced. For the whole of the 2002 fiscal year, Solvay should record double-digit growth in profits.

SOLVAY GROUP – CONSOLIDATED FINANCIAL INFORMATION[1]

	In millions of EUR			In millions of USD (2)
	First half 2001	First half 2002	First half 02/ First half 01	First half 2002
Sales	4,459	4,045	-9%	4,035
EBIT(3)	**311**	**379**	**+22%**	**378**
Net debt expense	-45	-35	-22%	-35
Current taxes	-58	-88	+52%	-88
Share in earnings of polyethylene(3)	-	-16	n.s.	-16
Net current earnings (4)	**208**	**240**	**+15%**	**239**
Net extraordinary items	0	0	n.s.	0
Net earnings	**208**	**240**	**+15%**	**239**
Depreciation and amortization	234	305	+30%	304
Cash flow	**442**	**545**	**+23%**	**544**
Per share (after amortization of goodwill)	In EUR			In USD
Net current earnings(4)	**2.45**	**2.73**	**+11%**	**2.72**
Net earnings	2.45	2.73	+11%	2.72
Cash flow	5.17	6.29	+22%	6.27
Number of shares (000)	84,376	84,580	n.s.	n.s.

(1) Figures subjected to "limited review" by external auditors Deloitte & Touche.
(2) 1 EUR = 0.9975 USD (at June 30, 2002).
(3) The high density polyethylene results for the first half of 2001 were a negative EUR 17 million included at the EBIT level.
(4) It should be noted that the goodwill associated with the acquisitions of Ausimont and BP's specialty polymers business was accounted for by deduction from shareholders' equity, so that these results do not reflect any amortization of that goodwill.

Sales for the first half of 2002 amounted to EUR 4,045 million, down 9% compared to the first half of 2001. This decline is primarily due to changes in the make-up of the consolidated group: the treatment under the equity method of the Group's interests in the high density polyethylene joint ventures with BP and the sale of the automotive air intake activities to the German Mann+Hummel group were not completely offset by the consolidation of BP's specialty polymers business and of the Ausimont activities as of January 1, 2002. These changes resulted in a 10% decline in sales. Exchange rate variations, particularly concerning Mercosur currencies, had a negative impact (-1.6%) on sales.

Net debt expense amounted to EUR35 million, or 22% below the first half of 2001, a reduction explained mainly by a gain on the sale of a foreign-exchange hedge in Argentina that was rendered unnecessary by the forced conversion of our debt in that country from US dollars into Pesos.

Current taxes were up 52% from the low level of the first half of 2001. The average tax rate for the first half of 2002 was of the order of 26%.

In connection with the financing of the Ausimont acquisition, the results of the Group's interests in the high density polyethylene joint ventures with BP (which are held 50/50 in Europe and 51% Solvay, 49% BP in the US) have been accounted for under the **equity method** (EUR16 million loss in net current earnings) from January 1, 2002.

The negligible balance of **extraordinary items** is composed, on the one hand, of exceptional income stemming for the most part from the net gain on sale of the American rights in Teveten anti-hypertensive to Biovail and of the sale of the automotive air intake business to Mann+Hummel, and on the other hand, of exceptional charges for amortization of intangible assets related to Luvox® following its withdrawal from the United States market, of the adjustment of provisions for losses resulting from mandatory divestments linked to the acquisition of Ausimont and for restructuring.

Net earnings, like net current earnings, amounted to EUR 240 million EUR, up 15%.

Total depreciation and amortization was up 30%, in part because of the consolidation of Ausimont and the BP specialty polymers business as well as the extraordinary amortization of intangible assets related to Teveten® in the United States and Luvox®.

Cash flow for the first half of 2002 was EUR545 million, up 23%.

The **net consolidated financial situation**, following the acquisition of Ausimont, is very sound, with a net debt to equity ratio of only 30%.

EARNINGS PER SHARE

Minority interests (EUR 8.9 million) were composed of EUR3.4 million of results due to minority holders and EUR5.5 million resulting from the recording, commencing the beginning of May 2002, of preferential dividends linked to the EUR 800 million financing for the acquisition of Ausimont. **Net current earnings after the amortization of goodwill** were EUR 2.73 per share, an increase of 11% from the first half of 2001, reflecting the increase in the Group's overall earnings.

THE SOLVAY GROUP'S STRATEGY OF CHANGE

To permit the Group to adapt to the rapid and continuously accelerating change in the world around it and to grow faster, our strategy of change has two thrusts:

- reinforcement of leadership in all activities, constantly improving competitiveness and innovation; and
- more rapid development in the Pharmaceuticals Sector and in Specialties in the other three sectors – Chemicals, Plastics and Processing.

FIRST HALF RESULTS BY SECTOR

This strategy of change permitted the Group to increase its EBIT by 22% during the first half of 2002 while sales dropped by 9%, following changes in the profile of the Group linked to the implementation of strategic decisions. This development demonstrated the improvement in the quality of our portfolio of activities.

Ausimont's results have been consolidated in the Group's results starting January 1, 2002.

- Fluorinated polymers, elastomers and fluorinated fluids are in the Specialty Polymers Strategic Business Unit in the Plastics Sector; this represents the largest portion of Ausimont's results; and
- Chemical derivatives and fluorinated specialty chemicals are in the relevant Strategic Business Units of the Chemicals Sector.

The trend of Ausimont's results and their contribution to the Group's results are in line with our expectations.

SOLVAY GROUP[1]						
Millions of EUR	Sales			EBIT		
SECTORS	First half 2001	First half 2002	First half 02 / First half 01	First half 2001	First half 2002	First half 02 / First half 01
Pharmaceuticals	830	921	+11%	59	96	+63%
Chemicals	1,416	1,346	-5%	161	123	-24%
Plastics[2]	1,380	996	-28%	51	111	+118%
Processing	833	782	-6%	40	49	+23%
GROUP	4,459	4,045	-9%	311	379	+22%

(1) Figures subjected to "limited review" by external auditors Deloitte & Touche.

(2) Excluding the results of Solvay's interests in the HDPE joint ventures with BP, accounted for under the equity method effective January 1, 2002. These interests posted an EBIT of negative 17 million EUR in the first half of 2001 and a loss of 16 million EUR when reported for by the equity method (downstream from EBIT) for the first half of 2002.

PHARMACEUTICALS SECTOR

Earnings (+63%) and sales (+11%) up sharply due to implementation of the strategy

Pursuit of our R&D programs

- The Pharmaceuticals Sector's **sales** again showed significant improvement, up 11%.
  - All therapeutic areas other than Mental Health contributed to this growth.
  - North American sales grew remarkably (+19%), thanks among other things to the significant development of male and female hormone replacement therapy (Androgel®, Estratest®, etc.) as well as Pantoloc® ulcer and heartburn medication in Canada; these largely compensated for the drop in sales of Luvox® OCD medication in the US market.
  - Sales in Central and Eastern Europe registered sustained improvement (+22%) thanks to significant promotion efforts in those regions.
- The Pharmaceuticals **results** reached EUR96 million, an increase of 63% compared to the first half of 2001, despite increases in R&D and promotion expenditures of 11%.
  - In the first half of 2002, Solvay Pharmaceuticals benefited greatly from the implementation of its strategy. This strategy involved growth of existing and recently launched new pharmaceuticals as well as geographic expansion of its product portfolio in NAFTA.
  - The Group also continued its pursuit of the ongoing R&D program. The most notable example was cilansetron, now in Phase III clinical research, a molecule intended to treat irritable bowel syndrome, the trials on which are being carried out with Quintiles Transnational. Other examples include Tedisamil, a treatment for cardiac arrhythmia, and other substances in earlier phases of research such as SLV 306 for hypertension and congestive heart failure or, in the area of mental health, DU 127090 for treatment of psychosis and Parkinson's disease.
- The **progression** of Pharmaceuticals results during the second half of the year could be less important than during the first half in particular because of the evolution of the USD/EUR exchange rate.

CHEMICALS SECTOR

Results down by 24% compared to the very high levels of the first half of 2001

Satisfactory performance in soda ash

but marked deterioration in caustic soda prices

Compared to the very high levels of the first half of 2001, the Chemicals sector experienced a drop in earnings of 24% during the first half of 2002, following, in particular, a marked weakening in caustic soda – a trend which, however, has recently reversed.

- European *soda ash* activities continued on a satisfactory basis during the first half of 2002, although a slight weakening has been observed recently. Significant efforts to improve productivity and competitiveness are continuing at all sites. In North America, the market achieved somewhat better balance following capacity rationalizations during 2001 but continued to reflect excess capacity in the current downbeat climate, both domestically and in exports. American margins nevertheless benefited from the easing of energy costs. Sales of sodium bicarbonate, a specialty product, also showed significant improvement from 2001.
- Compared to the very high levels recorded in 2001, the results of the *Electrochemistry and derived specialties* business were reduced as a function of the marked drop in caustic soda demand and prices.

- The Salt activities, part of a joint venture with the German K+S group since the beginning of 2002, improved as a result of climatic conditions favorable for this business at the beginning of the year, as well as the realization of synergies.
- The results of *Peroxides* and *Barium and Strontium Carbonates* continued to suffer the negative effects of the deterioration in market conditions since mid-2001, particularly in the United States.
- In *Fluorinated Specialties*, sales of both Solkane® organic products and inorganic specialties suffered slowing and weakness in their markets.
- Other specialties experienced contrasting developments. *Advanced Functional Minerals* (fillers) continued to develop favorably, while *Caprolactones* experienced difficult market conditions.

PLASTICS SECTOR

Results up 118% compared to the first half of 2001
Firmness of Vinyls during the first half of 2002
Integration of the BP specialty polymers business and Ausimont's fluorinated specialties (polymers, elastomers and fluids) from January 1,2002
High density polyethylene results recorded by the equity method from January 1, 2002

- PVC experienced good performance in Europe and Asia thanks to sustained demand and improvement of margins. The situation in Mercosur also returned to normal thanks to the improvement in the competitive position of Solvay Indupa Argentina, which benefited from the devaluation of the Peso.
- The performance of *Specialty Polymers* continued to suffer from weakening in certain end-use markets such as electronics, telecommunications and aerospace, which nevertheless were more than compensated for by the integration of the fluorinated specialties of Ausimont from January 1, 2002 and of BP's specialty polymers. These brought a new range of specialized, high-performance polymers, such as polysulfones, polyamides and liquid crystal polymers, as well as fluorinated polymers, elastomers and fluorinated fluids.
- *Performance Compounds*, in particular HDPE and PP compounds, experienced improvement thanks to very good volumes.
- The results of Solvay's interest in the *High Density Polyethylene* joint ventures with BP have been treated under the equity method since January 1, 2002. Weakness in demand, particularly in the United States, weighed heavily on prices and margins in this activity even though a clear recovery has recently been discernable.

PROCESSING SECTOR

Results up 23% from the first half of 2001 thanks to improvements in all Business Units and to the fruits of strategic measures for selective development of our activities

- *Industrial Films* activities grew thanks to good performance in specialties, notably swimming-pool liners and the laminates of the recent Cova acquisition, ...
- The results of *Inergy Automotive Systems* (a joint venture in fuel systems) benefited from new systems launched in 2001 and the synergies from the creation of the Inergy joint venture.
- The results of *Pipelife* (a joint venture in pipes and fittings) benefited from the recovery in American activities and from restructuring activities, despite a very competitive market.

***

Deloitte & Touche carried out a limited review of the consolidated account closed on June 30, 2002. It consisted, for the most part, of analyzing, comparing and discussing financial information and was consequently less extensive than a review which would aim at a complete control of annual accounts. This review did not highlight any elements which would imply significant corrections of the intermediary account.

***

Solvay will publish its 2002 results on February 11, 2003 as well as quarterly results beginning in 2003.
To obtain further information, contact Solvay Investor Relations, Telephone. 32-2-509.60.16, Fax. 32-2-509.72.40
E-mail : investor.relations@solvay.com , Website : www.solvay-investors.com